February 13, 2018
To All:

Name of Company:	Coca-Cola Bottlers Japan Holdings Inc.
Name of Representative:	Tamio Yoshimatsu, Representative Director and President (Code No.: 2579 1st Section, Tokyo Stock Exchange and Fukuoka Stock Exchange)
Contact:	Haruko Ozeki, Executive Officer, Head of Legal (TEL: 03-6986-1707)

Matters Related to Controlling Shareholders, etc.

The Company hereby notifies you of the matters related to controlling shareholders, etc. concerning The Coca-Cola Company and its subsidiary Coca-Cola (Japan) Company, Limited as other affiliate companies of the Company, as follows.

1. Trade Name, etc. of Parent Company, Controlling Shareholder (excl. Parent Company) or Other Affiliate Company
(as of December 31, 2017)
Name	Attribution	Voting Rights Ownership (%)			Financial Instruments Exchange, etc. Where the Share Certificates Issued are Listed
		Direct Ownership	Combined Ownership	Total
The Coca-Cola Company	Entity holding the Company as affiliate	0.00	16.58 (Note)	16.58	New York Stock Exchange (USA)
Coca-Cola (Japan) Company, Limited	Subsidiary of entity holding the Company as affiliate	13.75	0.00	13.75	Unlisted
(Note) Including 13.75% of direct ownership of Coca-Cola (Japan) Company, Limited.

2. Name of Parent Company, etc. Which is Deemed to Have the Largest Influence on Listed Companies and Reason Therefor
Name	The Coca-Cola Company
Reason
The Coca-Cola Company is a parent company of Coca-Cola (Japan) Company, Limited and holds 16.58% (indirect ownership of 16.58%, among which 13.75% is held by Coca-Cola (Japan) Company, Limited) of voting rights of the Company, and holds the largest number of voting rights of the Company.

3. Reason for Exemption from Disclosure of Financial Information on Unlisted Parent Company, etc.
Among other affiliated companies, i.e. The Coca-Cola Company and its subsidiary Coca-Cola (Japan) Company, Limited, The Coca-Cola Company has the largest influence on the Company and falls under the category of parent companies, etc. as set forth in the Securities Listing Regulations; however, it is listed on the New York Stock Exchange (USA) and, thus, is exempted from disclosure pursuant to said Rules.

4. Position of Listed Companies in a Corporate Group of the Parent Company, etc. and Other Relationship between Listed Companies and the Parent Company, etc.
The Coca-Cola Company owns 16.58% (indirect ownership) of voting rights of the Company, and the Company has two (2) directors serving as Audit and Supervisory Committee members from The Coca-Cola Company. The Company will continue to accept appropriate human resources from them in the future for the purpose of enhancement of its corporate value while keeping the principle of maintaining independence of management as a listed company.
The Company has entered into an agreement on manufacture, sale and use of a trademark of Coca-Cola, etc. with The Coca-Cola Company and its subsidiary Coca-Cola (Japan) Company, Limited, and has a business relationship of such as purchasing beverage bases and receipts of sales promotion rebate, etc. with Coca-Cola (Japan) Company, Limited.  In addition, the Company has entered into a capital and business alliance agreement with The Coca-Cola Company and Coca-Cola (Japan) Company, Limited, with a view to developing the Company by way of collaboration and/or consultation with respect to matters related to business operation including development, implementation and promotion of business strategies.
Since the Company makes decisions and executes business at its own responsibility with respect to business activities and management decisions, the Company believes that it secures a certain level of independence.

5. Matters Related to Transactions with Controlling Shareholders
The Company has a business relationship such as purchasing beverage bases and receipts of sales promotion rebate, etc. with Coca-Cola (Japan) Company, Limited, a subsidiary of The Coca-Cola Company. See “Related Party Information,” the page 42 of “Consolidated Financial Summary for Fiscal Year Ended December 31, 2017” issued on February 13, 2018 for more details.

End of file